Filed by The J. M. Smucker Company

Commission File No. 333-114216

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: International Multifoods Corporation

Commission File No. 001-06699

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.

TO:	All Robin Hood Multifoods and JMS Canada Employees

FROM:	Mark Smucker
Dave Lemmon

DATE:	June 3, 2004

RE:	Go-to-Market Strategy after the closing — Consumer (Retail) Sales

Yesterday we announced to the Robin Hood and JMS Consumer sales employees that the future J.M. Smucker Canada Go-to-Market strategy for the Consumer sales group will include a full-service Broker-sold partnership model with Acosta. This model will be adopted for all brands and channels within the Consumer business. Excluded from this model with Acosta are our Costco and private label businesses. We expect this model to be fully operational by August 16th, therefore the transition process will begin at close. The purpose of this memo is to provide an overview of this change, describe the business rationale and share with you the potential future opportunities available to all Consumer sales employees.

We recognize that this future change in business strategy is significant for every Consumer sales employee and will have both professional and personal implications. We value the contributions that Consumer sales employees have made to the Robin Hood and JMS organizations and brands and are committed to managing this process and transition with our People Basic Belief at the forefront. Every employee, whether transitioned to a future role with Acosta or leaving the organization and moving on to other opportunities, will be treated respectfully and fairly.

Business Rationale

The decision regarding the right Go-to-Market strategy for Consumer sales, effective only upon successful completion of the acquisition, has been approached with careful consideration and analysis. As you know, a difficult decision such as this requires many factors to be evaluated. Our process involved key Robin Hood and Smucker leaders. We believe that the diverse perspectives shared during the process challenged our thinking and ultimately led us to the best model for our organization after close, while also helping us build an implementation plan that mitigates potential risk and ensures a seamless transition.

We are confident that this Go-to-Market strategy (to be implemented after the closing) and enabled by Robin Hood employees transitioning to Acosta, will contribute to the success of our Canadian business. The Broker-sold model will provide our business with flexibility, expanded Consumer expertise, broad and deep customer reach, and scalability to meet future growth. These benefits will ensure the continued growth of profitability of the overall company after the closing.

Potential Future Employment Opportunities

We have actively worked with Acosta to develop the best sales force model to support our business going forward after the closing. One of our goals has been to identify a structure that minimizes any adverse impact on employees by providing future employment opportunities for as many Robin Hood employees as possible. The model we developed with Acosta will add 30-35 positions to their organization. All Robin Hood and JMS Consumer sales employees will be equally considered for these positions. Employees who are not offered a position with Acosta will receive a severance package in compliance with Canadian law and company policies.

Yesterday, we met with all Consumer sales employees and introduced them to the Acosta organization and explained employment opportunities and specific next steps regarding the hiring process. We believe that it is important to quickly transition our Go-to-Market strategy after close so that we can fully realize the benefits of our shared knowledge base and our increased scale. Assimilation and orientation to the Acosta organization, employee education and a robust customer communication plan are all part of this transition process after the closing.

Our Broker Partnership

The current JMS Canada organization has been working with Acosta since 1987. JMS Canada has a strong relationship with the Acosta team and considers them an invaluable business partner.

We are hopeful that many of the Robin Hood and JMS Consumer sales employees will join the Acosta organization after the closing and become part of our partnership going forward. This opportunity will present challenging new career opportunities to work with the only true national Broker in Canada that manages many #1 brands. We have worked closely with Acosta to provide input regarding the employment terms for those who are offered a position and are confident that the Acosta organization will offer terms that are both fair and reasonable.

Conclusion

We recognize that this is a challenging situation for all Consumer sales employees and we are committed to supporting them during this time. We also know employees across the organization have been anticipating this important business decision for some time. We hope this memo provides the information you need to understand our decision and the future direction of our sales Go-to-Market strategy after the closing.

Mark	Dave

Forward-Looking Statements

This document contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. Uncertainties that could affect actual results include, but are not limited to, approval of the transaction by the shareholders of the Company and Multifoods, timing of the closing of the proposed merger, the ability of the Company to successfully obtain any required financing and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect the Company are detailed from time to time in the respective reports filed by the Company with the Securities and Exchange Commission (“SEC”), including Forms 10-Q, 10-K, and 8-K.

Securities Law Legends

The J. M. Smucker Company has filed with the SEC a joint proxy statement-prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the joint proxy statement-prospectus and other relevant documents filed with the SEC because they contain important information about the proposed transaction. Investors will be able to obtain free copies of the documents filed with the Commission at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by The J. M. Smucker Company by requesting them in writing from The J. M. Smucker Company, One Strawberry Lane, Orrville, Ohio 44667, Attention: Shareholder Relations, or by telephone at 330-682-3000.

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